On Track Innovations Ltd.
Z.H.R. Industrial Zone
P.O. Box 32
Rosh Pina, Israel 12000

May 9, 2006

Via EDGAR and Federal Express

Mr. Michael K. Pressman
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, NE
Washington, DC 20549

Re:	On Track Innovations Ltd. (the “Company”) Schedules TO-I filed April 12, 2006 File No. 5-78575

Dear Mr. Pressman:

        The purpose of this letter is to respond to your letter of April 26, 2006 with respect to the above-captioned filings. For ease of reference, your original comments are set forth below followed by our responses. The Company is concurrently filing Amendment No. 1 to each of the Schedules TO-I.

Option Exchange

1.	Please explain to us whether you believe this offer has a compensatory purpose. In that regard we note your statement that “the purpose of the Offer is to reduce the number of Options outstanding and to provide greater certainty to investors and potential investors regarding the number of “Ordinary Shares” outstanding.

Response:     The offer is primarily being made for a compensatory purpose in order to give Holders the potential to receive greater value for their options than they would otherwise receive if they did not accept the offer, and exercised their options according to their terms. The Company believes the offer is an important way to reward its employees that currently hold options for their contributions to the Company. While we had believed this purpose was implicit and that the other purposes listed should have been deemed as secondary, we now recognize that it is not readily apparent. Accordingly, we have revised the Schedule TO and Exhibit (a)(1)(A) to make clear that the offer is primarily being conducted for a compensatory purpose.

Mr. Michael K. Pressman
May 9, 2006

Exhibit(a)(1)(A)

2.	The disclosure does not adequately explain how option holders can determine the exact exchange value of their options. Please substantially expand your disclosure to explain how investors will determine the number of shares they will receive as part of the offer. For example:

—	Affirmatively state the denominator for the transaction in each place where you refer to the denominator;

—	Disclose how an investor can determine the Black-Scholes value of his option;

—	Provide an illustrative table setting forth a range of values based upon option issuances; and

—	Consider establishing a toll-free number or other means that would permit holders to determine the exact exchange value.

        Please make corresponding changes in the Schedule TO, the letter of transmittal and elsewhere as appropriate.

Response:      We have revised the disclosure in the documentation to explain more fully how the exchange value of options is determined. In particular, we have stated the denominator for the transaction in each place the denominator is mentioned and we have provided an illustrative table setting forth the approximate number of shares to which each option holder would be entitled upon exercise, per 100 options exercised, based on actual exercise prices and grant dates. Because the Black-Scholes value is subject to a complex formula, we do not believe that it would be practicable or useful to disclose additional information for investors to determine Black-Scholes valuations beyond the current disclosure together with the foregoing enhancements. Rather, we believe that it is appropriate to provide an email address for option holders to request the details of the exact exchange value they would receive and to have an opportunity to ask questions about how such value was calculated. We believe an e-mail system will lead to consistency in responses to questions. Accordingly, the documentation now provides for such means and affirmatively recommends that option holders avail themselves of such method to obtain more information.

3.	Please expand your disclosure to explain why a lock-up period is being required and explain why it is consistent with your stated purpose.

Response:      We have expanded the disclosure to explain that lock-up periods are being required as part of the consideration in return for giving option holders the opportunity to receive what the Company perceives as more favorable economic terms, consistent with the compensatory purpose of the Offer. In addition, shares replacing options that are unvested will bear a lock-up period similar to their original vesting schedule.

Mr. Michael K. Pressman
May 9, 2006

4.	Please expand the disclosure to clarify whether the irrevocable proxy is a condition of the offer, explain why the Company is requiring the irrevocable proxy and clarify how the irrevocable proxy is consistent with your stated purpose. Please make corresponding changes in the Schedule TO and the letter of transmittal.

Response:      We have expanded the disclosure to clarify that the irrevocable proxy is a condition of the Offer and to explain that the Company is requiring such proxy as part of the consideration in return for giving option holders the opportunity to receive what the Company perceives as more favorable economic terms, consistent with the compensatory purpose of the Offer.

5.	We note that the irrevocable proxy agreement “shall be binding upon successors and assigns.” Please expand your disclosure in the third bullet point to discuss, and explain this condition to the irrevocability agreement.

Response:      We have clarified both in the applicable bullet and the proxy itself that the proxy is binding upon successors and assigns until the “Termination Date” of the proxy and explained in the bullet that this is a condition to such proxy.

6.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Refer to Rule 13e-4(a)(3). Please advise.

Response:      We have revised the Offer to provide that it will remain open until midnight U.S. Eastern Time, rather than Israeli time, on night of May 16, 2006 (the Company has extended the offer for five business days).

Summary, page l

7.	Please delete the statement that the “general summary is provided solely for the convenience of holders of options.” Holders are entitled to rely on the accuracy of your disclosure.

Response:     We have deleted such statement.

Mr. Michael K. Pressman
May 9, 2006

Proper Exercise of Options, page 4

8.	We are not sure what is meant by the disclosure in the first paragraph of this section. Can a holder “exercise” options pursuant to the alternative mechanism and receive common stock prior to the 20th business day? If so, does the holder receive stock prior to the 20th business day? Please revise for clarity.

Response:      We have revised such paragraph to clarify that if a holder chooses to accept the offer, he or she would receive ordinary shares promptly after the end of the offer (or any applicable extension). In addition, in order to avoid confusion, we have added a statement indicating that the term “exercise” as used in all documents relating to the transactions, unless otherwise provided, shall mean the acceptance by the option holder of the offer and the tender of the options to the Company by the holder in exchange for shares. We have further made clear that a holder choosing not to accept the offer may exercise his or her options, in accordance with their terms, separately from the offer.

Determination of Validity page 5

9.	We note your statement that your determinations will be “final and binding upon” and the contract will be “binding.” Please revise these phrases to more precisely define their scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, the judgments of courts of law are generally considered final and binding in such matters. Make corresponding revisions elsewhere in the document as appropriate.

Response:      We have clarified in this section and elsewhere in the document that while the Company’s determinations are final and binding on the parties, such determinations are subject to the judgments of any courts or applicable law that might provide otherwise.

10.	We note your reference to “the conditions of the Offer.” Please explicitly disclose all conditions to the offer.

Response:      We have explicitly disclosed that the only conditions to the offer besides returning a properly executed letter of transmittal are the execution and delivery of the applicable lock-up agreements and the irrevocable proxy.

The Company’s Acceptance Constitutes an Agreement, page 5

11.	We note your statement that the Company “currently expects that it will accept, as of the Exercise Date, all properly and timely exercised options that have not been rescinded.”

        Please clarify on what basis the Company would not accept properly and timely exercised options.

Response:      Because the Company will accept properly and timely tendered options, we have removed the words “currently expects that it”.

Mr. Michael K. Pressman
May 9, 2006

12.	Revise your disclosure in the first paragraph to clarify that you will pay the deliver the securities “promptly,” not “as soon as practicable,” following the expiration of the offer Refer to Rules 13e-4(f)(5) and 14e-1(c). Similarly revise the parallel disclosure that appears throughout the document.

Response:     We have clarified that throughout the document that the securities will be delivered "promptly".

Price Range of the Common Stock, page 7

13.	It appears that the quoted high and low prices for the first fiscal Quarter for 2006 may be incorrect. In that regard, we note you indicate that the trading price on March. 21, 2004 was $15.04 but your disclosure here indicates that the high trading price as $13.19. Please carefully review your disclosure throughout the document to for accuracy.

Response:     We have reviewed the disclosure and made several revisions due to inadvertent factual inaccuracies.

Financial Information, page 8

14.	It appears you are attempting to incorporate by reference documents filed after the date of the offer. Schedule TO does not permit such “forward” incorporation by reference. If the information provided to security holders in the offering document materially changes, you are under an obligation to amend the Schedule TO to update it and to disseminate the new information to security holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure accordingly.

Response:     We have revised the disclosure to only incorporate documents filed prior to the date of the Offer.

15.	Please be advised that if you intend to incorporate your previous filings into the Schedule TO, you must state so explicitly.

Response:      We have more explicitly stated that certain previous filings listed are being incorporated by reference into the Schedule TO.

Extension of Offer, page 12

16.	We note your statement that the Company reserves the right to terminate the offer in its sole discretion. It is the our position that a tender offer can be subject to conditions only where the conditions are based on objective criteria, and the conditions are not within the bidder’s control. If the conditions are not objective and are within your control (e.g., the offer may be terminated for any reason or may be extended indefinitely), we believe the offer would be illusory and may constitute a “fraudulent, deceptive or manipulative” practice within the meaning of Section 14(e). Please revise your disclosure accordingly.

Mr. Michael K. Pressman
May 9, 2006

Response:     We have removed the reference to the Company's right to terminate the offer in its sole discretion.

17.	Please delete the Circular 230 Disclaimer.

Response:     We have deleted the Circular 230 Disclaimer.

Letter of Transmittal

18.	We reference the language requiring the undersigned to acknowledge that s/he has “read” the terms of the tender offer. While the staff does not object if an offeror asks security holders if they understand specified material terms of the offer, we believe it is inappropriate to require them to certify that they have generally read or understood all of the terms of the offer. Please advise us as to the purpose of this language or provide a statement in your next amendment that expressly rescinds it.

Response:      We have removed the certification that the security holder has “read” the Offer. We have retained the other certifications, including those that the security holder understands that tendering the options in accordance with the terms of the Offer and with the instructions hereto will constitute the holder’s acceptance of the terms and conditions of the Offer and that the holder agrees to all of the terms of the Offer, as the Company believes these are appropriate to provide it with clear indications of each security holder’s intent.

Warrant Offer

19.	To the extent comments on the option exchange offer apply to the warrant offer, please make the appropriate revisions.

Response:      To the extent the Staff’s comments on the option exchange offer apply to the warrant offer, we have made appropriate revisions, as reflected in the amendment filed today with respect to the applicable Schedule TO.

        In connection with responding to your comments, the Company acknowledges that:

—	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

—	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Michael K. Pressman
May 9, 2006

—	The Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We appreciate your assistance in this matter. If you have any questions with respect to the foregoing, please contact Howard E. Berkenblit of Z.A.G./S&W LLP at (617) 338-2979 or the undersigned at (011) 972-4-686-8000.

Sincerely, On Track Innovations, Ltd. By: /s/ Oded Bashan —————————————— Oded Bashan President & Chief Executive Officer